Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact: Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia: Record Profit of $38.9 Million in 2007
on 77% Revenue Growth
Highlights of Full-Year 2007 Unaudited Results
■	Consolidated revenues rose 77 percent to a record US$166.9 million.

■	Consolidated operating income grew 73 percent to a record US$38.1 million.

■	Consolidated net income of a record US$38.9 million, up 63 percent after deduction of a one-time after-tax disposal gain of approximately $7.0 million in 2006. GAAP basic and fully-diluted earnings per share were US$0.74 and US$0.65, respectively.

■	Non-GAAP net income was US$40.6 million. Non-GAAP basic and fully-diluted earnings per share were US$0.77 and US$0.68, respectively, which excludes non-cash share-based compensation expenses.

■	Cash, cash equivalents and marketable securities-current totaled US$79.9 million at year end.
Highlights of Fourth-Quarter 2007 Unaudited Results
■	Fourth-quarter poker software revenues grew 21 percent from the third quarter of 2007.

■	Consolidated revenues climbed 59 percent to US$47.7 million from US$30.1 million in 2006 and grew by 11 percent from the previous quarter.

■	Consolidated operating income rose 16 percent to US$9.3 million from US$8.0 million in 2006 and declined by 7 percent quarter-over-quarter.

■	Consolidated net income increased 8 percent to US$10.7 million from US$9.9 million in 2006 and grew by 10 percent from the previous quarter. GAAP basic and fully-diluted earnings per share were US$0.20 and US$0.18, respectively.

■	Non-GAAP net income was US$11.3 million. Non-GAAP basic and fully-diluted earnings per share were US$0.21 and US$0.19, respectively, which excludes non-cash share-based compensation expenses.

Recent Developments
■	World Series of Poker: Everest Poker secures key multiyear sponsorship — strong platform for launch into U.S., pending legalization.

■	EA SPORTS FIFA Online 2: Southeast Asian affiliate Infocomm Asia Holdings signs with Electronic Arts — brings hot game to more than 20 million online gamers and over 100 million soccer fans in SE Asia.
HONG KONG, March 11, 2008 — GigaMedia Limited (NASDAQ: GIGM) announced today its outstanding full-year 2007 results with revenues climbing 77 percent to a record $166.9 million, and operating income rising 73 percent to $38.1 million, both in comparison to 2006, driven by strong growth in its poker software business in continental Europe and its online games business in Asia.
Net income in 2007 was a record US$38.9 million, up 63 percent after deduction of a one-time after-tax disposal gain of approximately $7.0 million in 2006. Full-year 2007 non-GAAP basic and diluted earnings per share were $0.77 and $0.68, respectively, which exclude non-cash share-based compensation expenses.
Fourth-quarter 2007 total revenues were $47.7 million and net income was $10.7 million, up 11 and 10 percent, respectively, from the third quarter of 2007. Fourth-quarter non-GAAP basic and diluted earnings per share were $0.21 and $0.19, respectively.
“GigaMedia had a great year — solid execution delivered record revenues, operating income and profit while we continued to invest strongly in our core businesses and develop new business opportunities,” stated Chief Executive Officer Arthur Wang. “We made excellent progress building a powerful online entertainment brand in Europe and an enormous pan-Asian online game platform, and closed out the year with strong momentum driving an even stronger 2008.”
“We are looking at a great year in 2008, a combination of strong organic growth accelerated by major deals such as the key sponsorship of the World Series of Poker driving growth in Europe,” stated CEO Arthur Wang. “And in Asia, we have the honor to partner with the very best like Electronic Arts to bring top online games to our pan-Asian online entertainment platform.”

Consolidated Financial Results
For the Fourth Quarter
GIGAMEDIA 4Q07 CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in US$ thousands, except per share amounts)	4Q07	4Q06	Change (%)	4Q07	3Q07	Change (%)
Revenues	47,708	30,069	59	47,708	43,021	11
Gross Profit	37,592	23,537	60	37,592	33,190	13
Operating Income	9,299	8,032	16	9,299	10,035	-7
GAAP Net Income	10,659	9,875	8	10,659	9,695	10
GAAP Net Income Per Share, Diluted	0.18	0.17	6	0.18	0.16	9
Non-GAAP Net Income (A)	11,329	10,044	13	11,329	10,236	11
Non-GAAP Net Income Per Share, Diluted (A)	0.19	0.17	10	0.19	0.17	10
EBITDA (B)	11,725	11,695	0	11,725	11,246	4
Cash, Cash Equivalents and Marketable Securities-Current	79,917	36,187	121	79,917	71,982	11

(A)	Non-GAAP net income and non-GAAP net income per share exclude non-cash share-based compensation expenses. (See, “Use of Non-GAAP Measures,” for more details.)

(B)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)
Consolidated revenues for the fourth quarter increased 59 percent to a record $47.7 million from $30.1 million in the same period of 2006, and grew 11 percent from $43.0 million for the third quarter of 2007. Key factors driving the year-over-year improvement were strong organic growth in GigaMedia’s poker software and Asian online games businesses, as well as consolidation of T2CN. The sequential quarterly improvements were largely due to continued record-breaking performance in the poker vertical.
Consolidated gross profit for the fourth quarter increased 60 percent to $37.6 million from $23.5 million in 2006 and increased 13 percent quarter-over-quarter from $33.2 million, with year-over-year results reflecting revenue increases in the gaming software and Asian online games businesses during the periods, and quarter-over-quarter results reflecting strong growth of the poker software business. Fourth-quarter consolidated gross profit margin was 78.8 percent compared to 78.3 percent a year ago and 77.1 percent in the previous quarter. The year-over-year increase reflected a small increase in the gross margin of the online gaming software business and decreased relative contributions from the lower margin, non-core broadband ISP business, which together more than offset an expected margin decrease in the Asian online games business related to increased game licensing and royalty costs.
Consolidated operating income for the fourth quarter grew 16 percent year-over-year to $9.3 million from $8.0 million in 2006 and decreased 7 percent quarter-over-quarter from $10.0 million.
Driving the year-over-year increase in consolidated operating income from continuing operations were increased revenues from the gaming software and Asian online games businesses, which offset declining contributions from the legacy broadband ISP business. Revenue growth was partially offset by a decrease in consolidated operating margin to 19.5 percent from 26.7 percent a year ago. The year-over-year operating margin decrease reflected margin decreases in the gaming software business and the Asian online games business due to increases in selling and marketing expenses in all core business units, growth in product development and engineering expenses in the poker and casino software business, and consolidation and integration of T2CN and increased contributions from licensed games in the Asian online games business.
The quarter-over-quarter decline in consolidated operating income reflected a decline in the company’s consolidated operating margin to 19.5 percent in the fourth quarter from 23.3 percent in the previous quarter, which offset revenue growth during the fourth quarter. The sequential decline in consolidated operating margin was largely due to the increase in advertising and marketing activities in the gaming software business and reflected the beneficial impact of lower product development and engineering expenses from the termination of a licensing agreement in the Asian online games business in the third quarter of 2007. (See “Business Unit Results,” for more details.)
Consolidated net income for the quarter increased 8 percent to $10.7 million from $9.9 million in 2006, and grew by 10 percent from the previous quarter. The year-over-year increase was due to the aforementioned increase in operating income, which was partially offset by a decline in non-operating income. The quarter-over-quarter increase reflected the aforementioned factors impacting operating income in the fourth quarter, and the net impact of lower non-operating income, the benefit of a minority interest loss, and income tax benefits in the period.
GigaMedia also reports non-GAAP financial measures, including non-GAAP consolidated operating income, non-GAAP consolidated net income, non-GAAP basic and fully-diluted earnings per share, and consolidated EBITDA. The non-GAAP measures are described below and reconciliations to the corresponding GAAP measures are included at the end of this release. (See, “Use of Non-GAAP Measures,” for more details.)
Non-GAAP consolidated operating income, non-GAAP consolidated net income, and non-GAAP basic and fully-diluted earnings per share all exclude non-cash share-based compensation charges. Fourth-quarter non-cash share-based compensation charges were $709 thousand, up from $574 thousand in the third quarter.
Non-GAAP consolidated operating income was $10.0 million in the fourth quarter of 2007, up 22 percent year-over-year and down 6 percent quarter-over-quarter. Non-GAAP consolidated net income in the fourth quarter was $11.3 million, representing an increase of 13 percent over the same period last year and an 11 percent increase over the third quarter of 2007. Non-GAAP basic earnings per share were $0.21, an 8 percent increase from 2006 and an increase of 10 percent quarter-over-quarter. Non-GAAP fully-diluted earnings per share were $0.19, a 10 percent increase from the same period last year and up 10 percent compared with the third quarter.
Consolidated EBITDA for the fourth quarter of 2007 held at $11.7 million versus the same period last year, and was up 4 percent from the third quarter of 2007. Operating cash flow for the fourth quarter of 2007 was $13.3 million. Capital expenditures totaled $3.7 million for the period.
GigaMedia continued to maintain a robust balance sheet at year end. Cash, cash equivalents and marketable securities-current totaled $79.9 million, up from $72.0 million at the end of the third quarter of 2007. Total loans amounted to $33.3 million at the end of the fourth quarter of 2007.

For the Full Year 2007
GIGAMEDIA FY07 CONSOLIDATED FINANCIAL RESULTS

(all figures in US$ thousands, except per share amounts)	FY07 (unaudited)	FY06 (audited)	Change (%)
Revenues	166,878	94,292	77
Gross Profit	131,333	70,961	85
Operating Income	38,091	21,964	73
GAAP Net Income	38,890	30,784	26
GAAP Net Income Per Share, Diluted	0.65	0.51	27
Non-GAAP Net Income	40,646	31,094	31
Non-GAAP Net Income Per Share, Diluted	0.68	0.51	32
EBITDA	44,255	37,958	17
Cash, Cash Equivalents and Marketable Securities-Current	79,917	36,187	121
Consolidated revenues for 2007 increased 77 percent to a record $166.9 million from $94.3 million in 2006, driven by 116 percent growth in GigaMedia’s gaming software business and 75 percent growth in the company’s Asian online games business.
Consolidated gross profit for 2007 increased 85 percent to $131.3 million from $71.0 million in 2006, reflecting sharp revenue increases in the gaming software and Asian online games businesses during the period. Consolidated gross profit margin grew to 78.7 percent in 2007 from 75.3 percent in 2006 as a result of an increased gross margin in the gaming software business and decreased relative contributions from the legacy broadband ISP business, which more than offset a decline in the gross margin of the Asian online games business during the period related to an increase in game licensing and royalty costs.
Consolidated operating income for 2007 grew 73 percent to a record $38.1 million from $22.0 million in 2006. Driving the increase in consolidated operating income were increased revenues from the gaming software and Asian online games businesses, which offset declining contributions from the legacy broadband ISP business during 2007. Results also benefited from an increase in the operating margin of GigaMedia’s gaming software business to 31.7 percent from 30.5 percent, which partially offset declines in the operating margins of the Asian online games business and the legacy broadband ISP business.
Consolidated net income for 2007 increased 26 percent to a record $38.9 million from $30.8 million in 2006, and grew 63 percent after deduction of a one-time after-tax gain of approximately $7.0 million recorded in 2006 from the sale of the company’s ADSL business.
Non-GAAP measures reported by the Company for 2007 are described below and reconciliations to the corresponding GAAP measures are included at the end of this release. (See, “Use of Non-GAAP Measures,” for more details.)
Non-GAAP consolidated operating income was $40.0 million in 2007, up 79 percent from 2006. Non-GAAP consolidated net income in 2007 was $40.6 million, representing an increase of 31 percent over 2006. Non-GAAP basic earnings per share in 2007 were $0.77, a 26 percent increase from 2006. Non-GAAP fully-diluted earnings per share were $0.68, a 32 percent increase from a year ago.
Consolidated EBITDA for 2007 was $44.3 million, up 17 percent from a year ago. Operating cash flow for 2007 was $53.5 million. Capital expenditures totaled $9.8 million for 2007.
Business Unit Results
GigaMedia Limited conducts its online entertainment business in two business segments. The gaming software segment develops and licenses online poker and casino gaming software solutions and application services, primarily targeting emerging Continental European markets. The Asian online games segment operates a suite of play-for-fun online games, mainly targeting online gamers in Greater China. A third segment, other business, consists of GigaMedia’s legacy broadband ISP operations in Taiwan.

Gaming Software Business

(unaudited, in US$ thousands)	FY07	FY06	4Q07	4Q06	3Q07
Revenues	118,950	55,019	34,159	19,803	29,300
Gross Profit	102,750	47,195	29,734	16,978	25,170
Operating Income	37,703	16,772	9,818	6,006	9,533
Net Income Before Minority Interests	37,858	16,529	10,561	5,896	9,488
Net Income	37,510	16,209	10,871	5,889	9,130
EBITDA	38,631	17,942	10,859	6,461	9,483
The gaming software business delivered outstanding performance in 2007, with strong organic growth in the company’s poker software business driving record revenues and net income. Fourth-quarter results benefited from year-end seasonality, with revenues in the poker software business climbing 21 percent quarter-over-quarter and continuing to grow strongly into 2008. (See, “Business Outlook,” for more details.)
For the Fourth Quarter
Fourth-quarter revenues in the gaming software business increased 73 percent year-over-year to $34.2 million from $19.8 million and by 17 percent quarter-over-quarter from $29.3 million.
GigaMedia’s revenues from the gaming software business derived from providing poker and casino software and services to its master licensee were $15.8 million during the fourth quarter of 2007. This represented an increase of 66 percent from $9.5 million in 2006 and a 22 percent increase from the third quarter of 2007, which totaled $13.0 million. Such revenues are eliminated in consolidation.
Driving this performance was record revenue growth in GigaMedia’s poker software business resulting from continued strong growth in real-money players on Everest Poker. Results also benefited from strong year-over-year growth in the casino software business.
Revenues in the poker software vertical were $26.8 million, up 107 percent from the same year-ago period and up 21 percent from the previous quarter. Poker software represented 78 percent of the business unit’s total fourth-quarter 2007 revenues. Approximately 182,000 active depositing real-money customers played on the poker platform during the fourth quarter, up 12 percent from the previous quarter. During the quarter, approximately 57,000 new depositing real-money poker players were added, up 11 percent quarter-over-quarter.
The casino software business also continued to deliver strong profitability. Revenues in the casino software vertical were $7.4 million during the fourth quarter. This represented a 7 percent increase from the same period in 2006 and an increase of 2 percent from the previous quarter.
Fourth-quarter gross profit grew 75 percent to $29.7 million from $17.0 million in 2006 and was up 18 percent from $25.2 million in the third quarter, reflecting strong revenue growth over the year period and a seasonal upturn in the industry during the fourth quarter resulting in higher revenues. Gross profit margin remained relatively stable at 87.0 percent versus 85.7 percent in 2006 and 85.9 percent in the preceding quarter.
Total fourth-quarter selling and marketing expenses were $16.5 million, up 87 percent from $8.8 million in 2006 and up 44 percent quarter-over-quarter from $11.4 million, with the period increases reflecting increases in mass media promotions and payments to marketing affiliates as a result of strong revenue growth.
Operating income grew 63 percent to $9.8 million from $6.0 million in 2006 and by 3 percent quarter-over-quarter from $9.5 million. Operating margin declined to 28.7 percent from 32.5 percent in the previous quarter as selling and marketing expenses increased at a rate higher than that of revenue growth, reflecting continued strong reinvestment in the business to exploit attractive market opportunities during the seasonally strong winter months and drive continued strong growth in 2008.
Net income rose 85 percent to $10.9 million from $5.9 million in 2006 and by 19 percent sequentially from $9.1 million in the third quarter. EBITDA increased 68 percent year-over-year and grew 15 percent from the third quarter of 2007 to $10.9 million from $9.5 million. Capital expenditure totaled approximately $1.4 million for the fourth quarter.
For the Full Year 2007
Total revenues for 2007 jumped 116 percent to $119.0 million from $55.0 million in 2006, with poker software revenues climbing by 190 percent to $89.7 million from $30.9 million, and casino software revenues increasing 20 percent to $29.0 million from $24.1 million. Operating income increased 125 percent to $37.7 million in 2007 from $16.8 million in 2006, due to strong organic revenue growth and an increase in operating margin to 31.7 percent from 30.5 percent year-over-year. Net income for 2007 grew 131 percent to $37.5 million from $16.2 million in 2006. EBITDA grew 115 percent to $38.6 million from $17.9 million in 2006. Capital expenditure totaled approximately $4.4 million for 2007.
Everest Poker was awarded Poker Operation of the Year for 2007 by industry journal eGaming Review.
Asian Online Games Business

(unaudited, in US$ thousands)	FY07	FY06	4Q07	4Q06	3Q07
Revenues	32,764	18,691	10,074	5,252	10,028
Gross Profit	23,603	14,920	6,847	4,132	6,920
Operating Income	6,688	5,513	1,219	1,842	2,341
Net Income Before Minority Interests	8,132	5,497	1,138	1,815	3,818
Net Income	7,199	5,497	1,298	1,815	2,592
EBITDA	9,537	7,259	2,058	2,286	3,246
The Asian online games business delivered solid performance in 2007 as GigaMedia continued to build out its leading pan-Asian platform.
During 2007, the company strengthened its position as a leader in Asia, growing its regional footprint significantly, enhancing its game portfolio by licensing expected hit titles targeting a full-range of gamers, and adding to its ability to source hot games through investments in leading game development studios. The business enters 2008 well-positioned to leverage its massive regional reach and grow profit significantly.
For the Fourth Quarter
Fourth-quarter revenues in the Asian online games business increased 92 percent to $10.1 million from $5.3 million a year ago and were comparable with the previous quarter. Organic growth of FunTown in Taiwan and Hong Kong and the consolidation of T2CN in China drove the year-over-year improvement.
Fourth-quarter revenues from FunTown grew 16 percent to $6.1 million from $5.3 million in 2006 and declined 1 percent from $6.2 million in the previous quarter. Year-over-year revenue growth was driven largely by strong contributions from the advanced casual game Tales Runner. Average monthly active paying accounts were approximately 117,000 during the fourth quarter, down 4 percent from the third quarter, and average monthly revenue per active paying account was $17.43 during the period, up 3 percent quarter-over-quarter. Peak concurrent users were approximately 49,000, a decrease of 4 percent from the third quarter.
During the fourth quarter, GigaMedia continued to build out and integrate its China platform, T2CN. Total net revenues for T2CN in the period were $4.0 million, up 2 percent from $3.9 million in the third quarter as a result of increased revenue from FreeStyle. Average monthly active paying accounts were approximately 360,000 during the fourth quarter, comparable with the third quarter, and average monthly revenue per active paying account was $3.45 during the period, up 8 percent quarter-over-quarter. Peak concurrent users of T2CN’s popular online basketball game, FreeStyle, were approximately 173,000, an increase of 42 percent from the third quarter, with growth driven by the addition of new content and new promotional activities for the game during the period.
Fourth-quarter gross profit grew 66 percent to $6.8 million from $4.1 million in 2006 and decreased by 1 percent sequentially from $6.9 million, with the year-on-year results reflecting strong revenue growth in FunTown during 2007 and contributions from T2CN, and the quarterly sequential results in line with revenues in the period. Gross profit margin decreased to 68.0 percent from 78.7 percent in 2006 and from 69.0 percent in the preceding quarter, with the year-over-year decline reflecting an increase in revenue contributions from licensed games that have lower margins than self-developed games.
Total selling and marketing expenses in the fourth quarter grew 122 percent to $2.9 million from $1.3 million in 2006 and were comparable with the previous quarter. The year-over-year increase was due to increased mass media marketing of FunTown’s game products and services during the period, as well as consolidation of T2CN and overall increased headcount and personnel expenses related to expansion of the Asian online games business.
Operating income declined 34 percent from the same period in 2006 to $1.2 million from $1.8 million, and decreased 48 percent from the previous quarter. Year-over-year results reflected the aforementioned decrease in gross margin and an increase in selling and marketing expenses, as well as higher general and administrative expenses related to expansion and integration of the Asian online business, which more than offset revenue growth during the period. The quarter-over-quarter variation was largely attributable to the beneficial impact of lower product development and engineering expenses from the termination of a licensing agreement on T2CN’s results in the third quarter of 2007.
Fourth-quarter operating margin decreased to 12.1 percent from 35.1 percent in 2006 and from 23.3 percent in the previous quarter. Net income declined by 29 percent to $1.3 million from $1.8 million in

2006 and by 50 percent sequentially from $2.6 million in the third quarter. The declines were due to the aforementioned factors impacting operating income. The quarterly sequential decline was also related to a quarter-over-quarter decrease in non-operating income, primarily reflecting the impact of non-operating gains from the cancellation of preferred share warrants and the termination of a licensing agreement at T2CN in the third quarter of 2007, partially offset by the benefit of a lower fourth-quarter minority interest income deduction.
EBITDA decreased 10 percent from the fourth quarter of 2006 to $2.1 million from $2.3 million and declined 37 percent from $3.2 million in the third quarter. Capital expenditure totaled approximately $663 thousand for the fourth quarter.
For the Full Year 2007
Total revenues for 2007 jumped 75 percent to a record $32.8 million from $18.7 million in 2006, with FunTown’s revenues climbing 27 percent to $23.8 million and T2CN contributing revenues of approximately $9.0 million. Operating income increased 21 percent to a record $6.7 million from $5.5 million in 2006, due to strong organic revenue growth in FunTown and contributions from T2CN, partially offset by a decline in operating margin to 20.4 percent from 29.5 percent a year ago. Net income for 2007 grew 31 percent to a record $7.2 million from $5.5 million a year ago. EBITDA grew 31 percent to $9.5 million from $7.3 million in 2006. Capital expenditure totaled approximately $3.0 million for 2007.
Other Business — Legacy Broadband ISP Business

(unaudited, in US$ thousands)	FY07	FY06	4Q07	4Q06	3Q07
Revenues	15,208	20,686	3,492	5,022	3,705
Gross profit	4,982	8,847	956	2,427	1,142
Operating Income (Loss)	715	4,290	(107)	1,316	24
Net Income (Loss)	1,156	13,037	40	3,221	6
EBITDA	2,834	16,757	271	4,073	401
In the fourth quarter of 2007, revenues were $3.5 million. Revenues during the period decreased 30 percent year-over-year and 6 percent quarter-over-quarter, primarily due to decreases in fees derived from bandwidth, consulting and support services related to the disposal of the ADSL business in 2006 and a continued decline in the consumer ISP business. Operating income decreased from $1.3 million in the fourth quarter of

2006 and $24 thousand in the third quarter of 2007 to a loss of $107 thousand in the fourth quarter of 2007. The declines were largely due to the aforementioned decreases in revenues.
Net income in the fourth quarter of 2007 decreased from $3.2 million in 2006 and increased from $6 thousand in the third quarter to $40 thousand. The year-over-year variation reflected the aforementioned factors impacting operating income, as well as a non-operating gain of approximately $2.1 million related to a disposal gain on marketable securities recorded in the fourth quarter of 2006.
Total revenues for 2007 declined to $15.2 million from $20.7 million in 2006. Total operating income for 2007 decreased to $715 thousand from $4.3 million in 2006, primarily due to reduced revenues and operating margins. Total net income for 2007 decreased to $1.2 million from $13.0 million in 2006. The year-over-year variance in net income was due mainly to the aforementioned operating income decrease and certain non-operating gains recorded in 2006.
Business Outlook
The following forward-looking statements reflect GigaMedia’s expectations as of March 11, 2008. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband and online entertainment software, and various other risk factors, including those discussed in the Company’s 2006 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.
Gaming software business. GigaMedia expects continued strong revenue growth in its gaming software business in 2008 accompanied by continued strong investment to expand product offerings and strengthen the Everest brand. For the first two months of 2008, average net daily revenue was up approximately 12 percent over that achieved in the fourth quarter of 2007.
Asian online games business. The company expects revenues to climb sharply in 2008, driven by major new game launches, strong subscriber growth, and regional expansion of GigaMedia’s pan-Asian platform, accompanied by continued strong investment to grow the business. In Taiwan and Hong Kong, GigaMedia expects major new game launches to include NBA Street Online, Holic and Hellgate: London in the second half of 2008. In China, GigaMedia expects to launch Holic in the fourth quarter of 2008. In the first two months of 2008, the business unit has recorded a significant increase in player activities compared to the fourth quarter of 2007.

Broadband ISP business. GigaMedia has retained financial advisors to assist with potential disposal of this legacy business unit and remains in discussions with identified buyers concerning potential sale of the business.
This outlook reflects GigaMedia’s current and preliminary view, which is subject to change.
Use of Non-GAAP Measures
To supplement GigaMedia’s consolidated financial statements presented in accordance with GAAP, the company uses the following measures defined as non-GAAP by the SEC: EBITDA, and US GAAP operating income, net income and basic and fully-diluted earnings per share data adjusted to exclude the impact of share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.
GigaMedia believes these non-GAAP financial measures provide meaningful supplemental information regarding GigaMedia’s performance by excluding certain expenses that may not be indicative of the company’s operating performance. Effective January 1, 2006, GigaMedia adopted Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”) regarding the expensing of share-based compensation. The company believes that the presentation of non-GAAP operating income, net income, and basic and fully-diluted earnings per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of SFAS 123(R), and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. GigaMedia believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the company’s performance and when planning and forecasting future periods. GigaMedia believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating income excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and fully-diluted earnings per share excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. In addition, EBITDA as defined by GigaMedia may not be comparable to similarly titled measures reported by other companies. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.
About the Numbers in This Release
Full-year and quarterly figures
All 2007 figures and all 2006 quarterly figures referred to in the text, tables and attachments to this release are unaudited; all full-year 2006 amounts are audited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.
Consolidated financial results for the third and fourth quarters of 2007 benefited from GigaMedia’s investment in T2CN. GigaMedia increased its total equity ownership of T2CN to approximately 58 percent in July 2007 and began to consolidate T2CN financial results with those of the Company in June 2007. As a result, consolidated financial results for the third and fourth quarters of 2007 and full-year 2007 may not be comparable with other periods.
Segmental results
GigaMedia’s segmental financial results are based on the Company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Consolidated quarterly and/or annual financial results of the Company may differ from totals of the Company’s segmental financial results for the same period due to (1) the impact of certain of the Company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the Company’s consolidated financial results, and (3) certain inter-company eliminations.
Conference Call and Webcast
GigaMedia will hold a conference call at 8:00 p.m. Taipei/Hong Kong Time on March 11, 2008, which is 8:00 a.m. Eastern Daylight Time on March 11, 2007 in the United States, to discuss the Company’s fourth-quarter and full-year performance. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via

CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games portal and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2007.
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(Tables to follow)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2007	9/30/2007	12/31/2006	12/31/2007	12/31/2006
	unaudited	unaudited	unaudited	unaudited	audited
	USD	USD	USD	USD	USD
Operating revenues
Software licensing & online entertainment revenues	34,158,749	29,299,559	19,802,743	118,950,397	55,019,195
Online game revenues	10,073,723	10,027,562	5,252,477	32,763,689	18,691,438
Internet access and service revenues	3,471,812	3,689,449	5,007,468	15,146,509	20,537,003
Other revenues	3,440	4,365	6,446	17,071	44,326

Total operating revenues	47,707,724	43,020,935	30,069,134	166,877,666	94,291,962

Operating costs
Cost of software licensing & online entertainment revenues	4,424,939	4,129,266	2,824,318	16,200,662	7,824,252
Cost of online game revenues (includes share-based compensation expenses under SFAS 123(R) of —$11,519, $56,592, $0, $48,446, and $0, respectively)	3,154,691	3,137,993	1,112,495	9,118,084	3,666,901
Cost of Internet access and service revenues (includes share-based compensation expenses under SFAS 123(R) of $5,928, $892, $4,661, $8,637, and $19,677, respectively)	2,496,242	2,515,366	2,425,974	10,002,140	11,448,584
Cost of other revenues	39,592	48,548	169,212	223,468	390,777

Total operating costs	10,115,464	9,831,173	6,531,999	35,544,354	23,330,514

Gross profit	37,592,260	33,189,762	23,537,135	131,333,312	70,961,448

Operating expenses
Product development & engineering expenses (includes share-based compensation expenses under SFAS 123(R) of $93,848, $73,437, $92,644, $257,721, and $127,113, respectively)	2,766,070	1,441,986	1,526,907	7,910,773	5,738,176
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123(R) of $24,962, $67,537, $15,848, $144,542, and $66,831, respectively)	19,988,099	14,964,237	10,720,740	62,348,835	30,123,553
General and administrative expenses (includes share-based compensation expenses under SFAS 123(R) of $595,695, $376,034, $55,379, $1,402,652, and $96,358, respectively)	5,379,660	6,630,458	3,085,338	22,239,668	12,420,996
Bad debt expenses	158,982	118,048	171,940	743,426	714,933

Total operating expenses	28,292,811	23,154,729	15,504,925	93,242,702	48,997,658

Income from operations	9,299,449	10,035,033	8,032,210	38,090,610	21,963,790

Non-operating income (expense)
Interest income	477,495	442,143	162,222	1,440,841	722,418
Foreign exchange gain (loss) — net	(201,573)	(209,034)	(25,184)	(674,412)	(161,172)
Gain on sales of marketable securities	97,661	18,428	2,100,078	204,983	2,188,818
Gain (loss) on disposal of property, plant & eqpmt.	(63,092)	(56,044)	(15,395)	(134,150)	(36,674)
Interest expense	(209,855)	(184,744)	(78,260)	(655,237)	(582,369)
Equity investment income (loss)	(192,938)	(204,530)	0	(369,189)	0
Other non-operating income	445,359	1,727,000	90,092	2,670,736	8,559,266

Non-operating income	353,057	1,533,219	2,233,553	2,483,572	10,690,287
Income tax benefit (expense)	536,476	(290,580)	(383,504)	(402,723)	(1,549,403)
Minority interest (income) loss	469,992	(1,582,712)	(6,950)	(1,281,369)	(320,471)

Net income	10,658,974	9,694,960	9,875,309	38,890,090	30,784,203

Earnings per share:
Basic	0.20	0.18	0.19	0.74	0.60

Fully-diluted	0.18	0.16	0.17	0.65	0.51

Weighted average shares outstanding:
Basic	53,603,729	53,087,556	51,446,715	52,875,835	50,920,834

Fully-diluted	60,558,257	59,926,553	59,193,335	60,022,034	61,113,711

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS

	12/31/2007	9/30/2007	12/31/2006
	unaudited	unaudited	audited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	68,563,199	59,402,276	22,371,582
Marketable securities — current	11,353,506	12,579,342	13,815,661
Notes and accounts receivable — net	18,291,353	19,174,838	15,076,394
Inventories — net	177,085	249,700	122,807
Prepaid expenses	10,627,379	10,684,323	3,196,093
Restricted cash	6,247,308	3,910,581	2,697,071
Other current assets	2,669,932	5,360,865	6,896,276

Total current assets	117,929,762	111,361,925	64,175,884

Marketable securities — noncurrent	25,629,708	15,124,076	25,000,000
Property, plant & equipment — net	13,008,487	11,760,400	10,097,958
Goodwill	85,149,279	86,358,425	55,816,835
Intangible assets — net	26,060,034	24,921,992	23,067,184
Other assets	16,087,719	8,365,759	4,460,672

Total assets	283,864,989	257,892,577	182,618,533

Liabilities & shareholders’ equity
Short-term loans	33,300,898	24,524,332	12,852,761
Notes and accounts payable	1,922,370	1,857,950	1,751,048
Accrued compensation	5,750,272	5,124,108	3,458,384
Accrued expenses	9,150,983	9,199,039	4,786,269
Other current liabilities	41,787,516	35,778,038	22,358,794

Total current liabilities	91,912,039	76,483,467	45,207,256
Other liabilities	1,477,789	1,501,020	1,790,374

Total liabilities	93,389,828	77,984,487	46,997,630

Minority interests	9,810,258	12,641,805	1,534,408

Shareholders’ equity	180,664,903	167,266,285	134,086,495

Total liabilities & shareholders’ equity	283,864,989	257,892,577	182,618,533

GIGAMEDIA LIMITED
Reconciliations of Non-GAAP Results of Operations

	Three months ended			Twelve months ended
	12/31/2007	9/30/2007	12/31/2006	12/31/2007	12/31/2006
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Income from operations
GAAP result	9,299,449	10,035,033	8,032,210	38,090,610	21,963,790
Adjustment: share-based compensation	708,914	574,492	168,532	1,861,998	309,979

Non-GAAP result	10,008,363	10,609,525	8,200,742	39,952,608	22,273,769

Net income
GAAP result	10,658,974	9,694,960	9,875,309	38,890,090	30,784,203
Adjustment: share-based compensation	669,888	541,297	168,532	1,755,982	309,979

Non-GAAP result	11,328,862	10,236,257	10,043,841	40,646,072	31,094,182

Basic earnings per share
GAAP result	0.20	0.18	0.19	0.74	0.60
Adjustment: share-based compensation	0.01	0.01	0.01	0.03	0.01

Non-GAAP result	0.21	0.19	0.20	0.77	0.61

Fully-diluted earnings per share
GAAP result	0.18	0.16	0.17	0.65	0.51
Adjustment: share-based compensation	0.01	0.01	0.00	0.03	0.00

Non-GAAP result	0.19	0.17	0.17	0.68	0.51

Reconciliation of Net Income to EBITDA

Net income	10,658,974	9,694,960	9,875,309	38,890,090	30,784,203
Depreciation	570,471	610,870	714,362	2,356,520	2,849,475
Amortization	830,934	842,158	767,033	3,172,969	2,871,605
Interest (income) expense	(58,604)	(166,064)	(29,287)	(591,977)	(44,321)
Tax (benefit) expense	(276,830)	264,330	367,622	427,498	1,497,428

EBITDA	11,724,945	11,246,254	11,695,039	44,255,100	37,958,390